SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated February 3, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 3rd, 2021

Comisión Nacional de Valores

Re.: Report of Communication received from the Asociación Argentina de Televisión por Cable

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A.  (“Telecom Argentina” or the “Company”) to report that yesterday the Company was informed by the Asociación Argentina de Televisión por Cable (“ATVC”), that a preliminary injunction requested by a representative of the cable TV/ subscription-based broadcasting industry of the Province of Córdoba (Argentina) was granted, ordering “the suspension of the Necessity and Urgency Decree N° 690/20, of the Necessity and Urgency Decree N° 311/20 and of all measures adopted as a result of those Decrees. In addition, [the court] orders the National Executive Branch and the ENACOM (Argentine Communications Regulatory Authority) to abstain from issuing or pursuing any measure based on said Decrees, until a final court decision is issued”.

ATVC also informed the Company that: “In accordance with the court’s decision, the Regulatory Authority is not empowered to continue issuing rules based on the Necessity and Urgency Decree N° 690 or enforcing those previously issued, which are suspended in general, and is applicable to all ICT (Information and Communication Technology) operators in Argentina.”.

The Company with the assistance of its legal counsel, is considering the effects of this judicial measure informed by ATVC, which would be of importance to the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 3, 2021	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations